ALL AMERICAN GROUP, INC.
2831 Dexter Drive
Elkhart, Indiana 46514
February 11, 2011
VIA EDGAR
Pamela Long, Assistant Director
Office of Mergers & Acquisition
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3628
Washington, D.C. 20549

Re:	Registration Statement on Form S-4 File No. 333-171241
Dear Ms. Long:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, All American Group, Inc. hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 5 p.m., Eastern Standard Time, February 14, 2011, or as soon thereafter as possible. The offering covered by the Registration Statement does not include any arrangements among the registrant and any underwriter or broker dealer.
     We hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
All American Group, Inc.
/s/ Richard M. Lavers
Richard M. Lavers
Chief Executive Officer